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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                   INTERNATIONAL MANUFACTURING SERVICES, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  45985A 10 1
                                 (CUSIP NUMBER)

                                ONEX CORPORATION
                               CANADA TRUST TOWER
                          161 BAY STREET -- 49TH FLOOR
                        TORONTO, ONTARIO M5J 2S1 CANADA
                          ATTENTION: EWOUT R. HEERSINK
                                 (416) 362-7711
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

               JOEL I. GREENBERG, ESQ. AND LYNN TOBY FISHER, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                NOVEMBER 1, 1998
                         (DATE OF EVENT WHICH REQUIRES
                           FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                                              Page 1 of 6 pages.

                                      13D

----------------------                                                   ----------------------
CUSIP No. 45985A 10 1                                                    Page 2 of 6 Pages
----------------------                                                   ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Onex Corporation
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                       8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                       8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
              8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 3 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Celestica Inc.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            WC
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     000,000
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                      8,291,370 shares of Class A Common Stock, including
                                                      2,509,425 shares of Class A Common Stock issuable
                                                      upon conversion of Class B Common Stock; each share
                                                      of Class B Common Stock is convertible into one
                                                      share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     000,000
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                      8,291,370 shares of Class A Common Stock, including
                                                      2,509,425 shares of Class A Common Stock issuable
                                                      upon conversion of Class B Common Stock; each share
                                                      of Class B Common Stock is convertible into one
                                                      share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 4 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Celestica Asia Inc.
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Delaware
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*                                                                       [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            00
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                                                ----------------------
  CUSIP No. 45985A 10 1                                                  Page 5 of 6 Pages
-------------------------                                                ----------------------

----------------------------------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
     1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Gerald W. Schwartz
----------------------------------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
     2                                                                  (b)  [ ]
----------------------------------------------------------------------------------------------------------
            SEC USE ONLY
     3
----------------------------------------------------------------------------------------------------------
            SOURCE OF FUNDS*
     4
            AF
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     5      PURSUANT TO ITEMS 2(d) or 2(e)                                                     [ ]
----------------------------------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
     6
            Ontario, Canada
----------------------------------------------------------------------------------------------------------
                                                     SOLE VOTING POWER
               NUMBER OF
                 SHARES
              BENEFICIALLY
                OWNED BY
                  EACH
               REPORTING
                 PERSON
                  WITH

                                              7
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED VOTING POWER
                                              8
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
                                         -----------------------------------------------------------------
                                                     SOLE DISPOSITIVE POWER
                                              9
                                                     -0-
                                         -----------------------------------------------------------------
                                                     SHARED DISPOSITIVE POWER
                                             10
                                                     8,291,370 shares of Class A Common Stock, including
                                                       2,509,425 shares of Class A Common Stock issuable
                                                       upon conversion of Class B Common Stock; each share
                                                       of Class B Common Stock is convertible into one
                                                       share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    11      PERSON
            8,291,370 shares of Class A Common Stock, including 2,509,425 shares of Class A Common Stock issuable upon conversion of Class B Common Stock; each share of Class B Common Stock is convertible into one share of Class A Common Stock.
----------------------------------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES*  [ ]
----------------------------------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            44.56%
----------------------------------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
----------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 to the Statement on Schedule 13D, dated November 4, 1998 (the "Statement"), filed by Onex Corporation, Celestica Inc., Celestica Asia Inc. and Mr. Gerald W. Schwartz with respect to shares of Class A Common Stock, par value $0.001 of International Manufacturing Services, Inc. amends such Statement as follows:

1. The form of Registration Rights Agreement attached hereto as Attachment A is added as Exhibit A to each of (a) Exhibit 3 to the Statement (Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Prudential Private Equity Investors III, L.P. and (b) Exhibit 4 to the Statement (Stockholder Agreement, dated as of November 1, 1998, among Celestica Inc., Celestica Asia Inc. and Oak Investment Partners VI, L.P. and Oak VI Affiliates Fund, L.P.).


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 6, 1998                       Celestica Inc.


                                             By: /s/ Betty DelBianco
                                                 --------------------
                                                 Betty DelBianco
                                                 Vice President, General Counsel
                                                 and Secretary

Attachment A
____________


                         Registration Rights Agreement

                                                                       Exhibit A

                          REGISTRATION RIGHTS AGREEMENT

         THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is entered into as of this _____ day of ______, 1998 by and among Celestica Inc., a corporation organized under the laws of the Province of Ontario, Canada (the "Company"), Prudential Private Equity Investors III, LP a Delaware limited partnership ("StockholderOne") and Oak Investment Partners VI, L.P. and Oak VI Affiliates Fund, L.P. both Delaware limited partnerships (collectively, "StockholderTwo").

                                 R E C I T A L S

         The Company, Celestica Asia Inc., a Delaware corporation and a wholly-owned subsidiary of the Company ("Merger Sub") and International Manufacturing Services, Inc., a Delaware corporation ("Target"), have entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of the date hereof, providing for the merger of the Target with and into Merger Sub (the "Merger") upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement as of the date hereof. Stockholder One and Stockholder Two have each entered into a Stockholders Agreement (each a "Stockholders Agreement"), dated as of the date hereof, with the Company and Merger Sub.

         Pursuant to the Merger, the Company has agreed to issue to StockholderOne and StockholderTwo certain Subordinate Voting Shares of the Company (the "Subordinate Shares").

         In connection with the issuance of Subordinate Shares to StockholderOne and StockholderTwo pursuant to the Merger, the Company has agreed, on the terms and conditions set forth herein, to register such Subordinate Shares as set forth below.

                                    AGREEMENT

         To implement the foregoing and in consideration of the mutual agreements contained herein, the parties agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

         SECTION 1.1 DEFINITIONS: USAGE. (a) As used herein, each of the following terms shall have the meaning set forth or referred to below:

         "Affiliate" of any Person (hereinafter "first Person") shall mean (i) any other Person who, directly or indirectly, is in Control of, is Controlled by or is under common Control with such first Person; (ii) any Person who is a director or executive officer (as defined in Rule 3b-7 of the Exchange Act) of such first Person or any Person described in clause (i) above; or (iii) any Person who is an immediate family member of any Person described in clause (ii) above.

         "Control" of a Person shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "Controlling" and "Controlled" have meanings correlative to the foregoing.

         "Company" shall have the meaning set forth in the first paragraph of this Agreement.

         "Demand Notice" shall have the meaning set forth in Section 2.1.

         "Demand Registration" shall have the meaning set forth in Section 2.1.

         "Demanding Holders" shall have the meaning set forth in Section 2.1.

         "Equity Securities" shall have the meaning given thereto in Rule 3a11-1 promulgated under the Exchange Act.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Hold Back Period" shall have the meaning set forth in Section 2.3.

         "Holder" shall mean StockholderOne and/or StockholderTwo or such other Person or Persons who own Registrable Shares or securities convertible into or exercisable for Registrable Shares.

         "indemnified party" shall have the meaning set forth in Section 2.7(c).

         "indemnifying party" shall have the meaning set forth in Section
2.7(c).

         "Inspectors" shall have the meaning set forth in Section 2.4(j).

         "Interruption Period" shall have the meaning set forth in Section
2.4(k).

         "Losses" shall have the meaning set forth in Section 2.7.

         "Majority-in-Interest" of any group of Holders means holders of more than 50% of the Registrable Shares held by such Holders.

         "NYSE" shall mean The New York Stock Exchange, Inc., or any successor thereof.

         "Person" shall mean any natural person, corporation, limited partnership, limited liability company, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

         "Piggyback Registration" shall have the meaning set forth in Section
2.2.

         "Prospectus" shall mean the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

         "Public Offering" shall mean a registered offering and sale of Equity Securities of the Company or an institutional private placement or an offering and sale of such Equity Securities pursuant to Rule 144A under the Securities Act with or without registration rights.

         "Records" shall have the meaning set forth in Section 2.4(j).

         "Registrable Shares" shall mean the Subordinate Shares issued in the Merger or pursuant to an exercise of the Option under the Stockholders Agreement to StockholderOne, StockholderTwo, or any of their respective Affiliates and any Subordinate Shares issued or issuable with respect to such Subordinate Shares by way of a stock dividend or stock split, or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, if and so long as (i) such Subordinate Shares have not been sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, (ii) such Subordinate Shares have not been sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect to such Subordinate Shares are removed upon the consummation of such sale and (iii) the holder of such Subordinate Shares is not able to use Rule 144 promulgated under the Securities Act (or any successor provision) to transfer all of such holder's Subordinate Shares, without being limited by the volume restrictions set forth in paragraph (e) of such Rule 144.

         "Registration" shall mean registration under the Securities Act of an offering of Registrable Shares pursuant to a Demand Registration or a Piggyback Registration.

         "Registration Statement" shall mean any registration statement of the Company under the Securities Act that covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

         "SEC" shall mean the Securities and Exchange Commission, or any successor thereof.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

         "StockholderOne" shall have the meaning set forth in the first paragraph of this Agreement.

         "StockholderOne Holders" means StockholderOne and its affiliates (to the extent that they hold Registrable Shares) and any other holder of Registrable Shares initially held by or issuable to StockholderOne or an Affiliate of StockholderOne.

         "StockholderTwo" shall have the meaning set forth in the first paragraph of this Agreement.

         "StockholderTwo Holders" means StockholderTwo and its Affiliates (to the extent that they hold Registrable Shares) and any other holder of Registrable Shares initially held by or issuable to StockholderTwo or an Affiliate of StockholderTwo.

         "Subordinate Shares" shall mean the Subordinate Voting Shares of the Company.

         "underwritten registration" or "underwritten offering" shall mean a registration under the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

         (b) Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

The word "or" is not exclusive and the word "including" means "including without limitation." Unless otherwise specified, all accounting terms used in this Agreement shall be interpreted in accordance with generally accepted accounting principles as in effect from time to time, applied on a consistent basis.

                                   ARTICLE II
                               REGISTRATION RIGHTS

         SECTION 2.1 DEMAND REGISTRATION. (a) At any time from and after the earlier of the Effective Time and the Option Closing Date (as defined in the Option Agreements), a Majority-in-Interest of the StockholderOne Holders or a Majority-in-Interest of the StockholderTwo Holders shall have the right, by written notice (the "Demand Notice") given to the Company, to request the Company to register under and in accordance with the provisions of the Securities Act all or any portion of the Registrable Shares held by such Holders (the "Demanding Holders"), provided, however, that the aggregate number of Registrable Shares requested to be registered pursuant to any Demand Notice shall be at least ________. Upon receipt of any such Demand Notice, the Company shall promptly, but in no event more than five business days after receipt thereof, notify all other Holders of the receipt of such Demand Notice and, subject to the limitations set forth below, shall include in the proposed registration all Registrable Shares with respect to which the Company has received written requests for inclusion therein within 20 days after delivery of the Company's notice. In connection with any Demand Registration in which more than one Holder participates, in the event that such Demand Registration involves an underwritten offering and the managing underwriter or underwriters participating in such offering advise in writing the holders of Registrable Shares to be included in such offering that the total number of Registrable Shares to be included in such offering exceeds the amount that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the Registrable Shares to be sold), then the amount of Registrable Shares to be offered for the account of such Holders shall be reduced first, pro rata on the basis of the number of securities other than Registrable Shares requested to be registered by the holders of such securities; second, pro rata on the basis of the number of Registrable Shares requested to be registered by Holders other than the Demanding Holders; and third, pro rata on the basis of the number of Registrable Shares requested to be registered by the Demanding Holders. For purposes of the preceding sentence, if the Demanding Holders are Stockholder One Holders, then all StockholderOne Holders shall be deemed to be Demanding Holders, and if the Demanding Holders are StockholderTwo Holders, then all StockholderTwo Holders shall be deemed to be Demanding Holders. The StockholderOne Holders as a group and the StockholderTwo Holders as a group shall each be entitled to one Demand Registration; provided, that any Demand Registration that does not become effective or is not maintained for the time period required in accordance with
Section 2.1(c) shall not count as such Demand Registration, except as set forth in

Section 2.1(e). Anything herein to the contrary notwithstanding, the Company shall not be required to effect a Demand Registration pursuant to this Section 2 within a period of six months after the effective date of any other Demand Registration.

         (b) The Company, within 45 days of the date on which the Company receives a Demand Notice given by Demanding Holders in accordance with Section 2.1(a) hereof, shall file with the SEC, and the Company shall thereafter use commercially reasonable efforts to cause to be declared effective within 90 days following the date the Company receives such Demand Notice, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the total number of Registrable Shares specified by the Demanding Holders in such Demand Notice.

         (c) The Company shall use commercially reasonable efforts to keep each Registration Statement filed pursuant to this Section 2.1 continuously effective and usable for the resale of the Registrable Shares covered thereby for a period of 90 days from the date on which the SEC declares such Registration Statement effective, as such period may be extended pursuant to this Section 2.1, or if shorter, until all the Registrable Shares covered by such Registration Statement have been sold pursuant to such Registration Statement.

         (d) The Company shall be entitled to postpone the filing of any Registration Statement otherwise required to be prepared and filed by the Company pursuant to this Section 2.1, or suspend the use of any effective Registration Statement under this Section 2.1, for not in excess of 90 days (a "Delay Period"), if the Company determines in good faith that the registration and distribution of the Registrable Shares covered or to be covered by such Registration Statement would materially interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries or would require premature disclosure thereof and promptly gives the Demanding Holders written notice of such determination; provided, however, that (i) the aggregate number of days included in all Delay Periods during any consecutive 12 months shall not exceed the aggregate of (x) 180 days minus (y) the number of days occurring during all Hold Back Periods and Interruption Periods during such consecutive 12 months and (ii) a period of at least 60 days shall elapse between the termination of any Delay Period, Hold Back Period or Interruption Period and the commencement of the immediately succeeding Delay Period. If the Company shall so postpone the filing of a Registration Statement, the Holders of Registrable Shares to be registered shall have the right to withdraw the request for registration by giving written notice from the Holders of a majority of the Registrable Shares that were to be registered to the Company within 45 days after receipt of the notice of postponement or, if earlier, the termination of such Delay Period. The time period for which the Company is required to maintain the effectiveness of any Registration Statement shall be extended by the aggregate number of days of all Delay Periods, all Hold Back Periods and all Interruption Periods occurring during such

Registration (after the Registration Statement becomes effective) and such period and any extension thereof is hereinafter referred to as the "Effectiveness Period". The Company shall not be entitled to initiate a Delay Period unless it shall to the extent permitted by agreements with other security holders of the Company, concurrently prohibit sales by such other security holders under registration statements covering securities held by such other security holders.

         (e) The Company may include any securities that are not Registrable Shares in any Registration Statement filed pursuant to this Section 2 provided, that such inclusion does not reduce the amount of Registrable Shares included therein.

         SECTION 2.2 PIGGYBACK REGISTRATION. (a) If at any time the Company proposes to file a registration statement under the Securities Act with respect to a public offering of Shares by the Company or for the account of any holder of Shares (other than a registration statement (i) on Form S-8 or any successor form thereto, (ii) filed solely in connection with a dividend reinvestment plan or employee benefit plan covering officers or directors of the Company or its Affiliates, or (iii) on Form F-4 or any successor form thereto, in connection with a merger, acquisition, exchange offer or similar corporate transaction), or for the account of any holder of securities of the same type as the Registrable Shares, then the Company shall give written notice of such proposed filing to the Holders. Such notice shall offer the Holders the opportunity to register such amount of Registrable Shares as they may request (a "Piggyback Registration"). Subject to Section 2.2(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Shares with respect to which the Company has received written requests for inclusion therein within 10 days after such notice has been given to the Holders. Each Holder shall be permitted to withdraw all or any portion of the Registrable Shares of such Holder from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration.

         (b) The Company shall permit the Holders to include all such Registrable Shares on the same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the Company or the managing underwriter or underwriters participating in such offering advise the Holders requesting registration in writing that the total amount of securities requested to be included in such Piggyback Registration exceeds the amount which can be sold in (or during the time of) such offering without delaying or affecting the offering (including the price per share of the securities to be sold), then the amount of securities to be offered for the account of the Holders and other holders of securities who have piggyback registration rights with respect thereto shall be reduced (to zero if necessary) pro rata on the basis of the number or amount of Subordinate Shares (or the equivalent) requested to be registered by each such Holder or holder participating in such offering.

         (c) Nothing in this Agreement shall create any liability on the part of the Company to the Holders if the Company in its sole discretion should decide not to file a Registration Statement proposed to be filed pursuant to Section 2.2(a) hereof or to withdraw such Registration Statement subsequent to its filing or to suspend sales thereunder, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

         SECTION 2.3 HOLDBACK AGREEMENT. If (a) the Company shall file a Registration Statement (other than a registration statement (i) on Form S-8 or any successor form thereto, (ii) filed solely in connection with a dividend reinvestment plan or employee benefit plan covering officers or directors of the Company or its Affiliates, or (iii) on Form F-4 or any successor form thereto, in connection with a merger, acquisition, exchange offer or similar corporate transaction) with respect to an underwritten public offering of Subordinate Shares or similar securities or securities convertible into, or exchangeable or exercisable for, such securities and (b) with reasonable prior notice, the Company (in the case of a nonunderwritten public offering by the Company pursuant to such registration statement) advises the Holders in writing that a public sale or distribution of such Registrable Shares would materially adversely affect such offering, or the managing underwriter or underwriters (in the case of an underwritten public offering by the Company pursuant to such registration statement) advise the Company in writing (in which case the Company shall notify the Holders with a copy of such underwriter's notice) that a public sale or distribution of Registrable Shares would materially adversely affect such offering, then no Holder shall, directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, in connection with any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any Registrable Shares during the period beginning ten days prior to the effective date of such registration statement and continuing until the earlier of (A) the abandonment of such offering and (B) 90 days (or such longer period as may be required by the underwriters) after the effective date of such registration statement (each such period, a "Hold Back Period").

         SECTION 2.4 REGISTRATION PROCEDURES. In connection with the registration obligations of the Company pursuant to and in accordance with Sections 2.1 and 2.2 hereof (and subject to Sections 2.1 and 2.2 hereof), the Company shall use commercially reasonable efforts to effect such registration to permit the sale of Registrable Shares in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible (but subject to Sections 2.1 and 2.2 hereof):

         (a) prepare and file with the SEC a Registration Statement for the sale of the Registrable Shares on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate, in accordance with the Demanding Holders' intended method or methods of distribution thereof, if applicable, and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective as provided herein;

         (b) prepare and file with the SEC such amendments (including post-effective amendments) to such Registration Statement, and such supplements to the related Prospectus, as may be required by the applicable rules, regulations or instructions under the Securities Act during the applicable period, in accordance with the intended methods of disposition specified by the Holders of the Registrable Shares covered by such Registration Statement, make generally available earnings statements satisfying the provisions of Section 11(a) of the Securities Act (provided that the Company shall be deemed to have complied with this clause if it has complied with Rule 158 under the Securities
Act), and cause the related Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act, if necessary; provided, however, that before filing a Registration Statement or Prospectus, or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act) for a Demand Registration, the Company shall furnish to the holders of Registrable Shares covered by such Registration Statement and each counsel for such Holders and each managing underwriter, if any, for review and comment, copies of all documents required to be filed;

         (c) notify the holders of any Registrable Shares covered by such Registration Statement promptly and (if requested) confirm such notice in writing, (i) when a Registration Statement, Prospectus or Prospectus supplement or pre-effective or post-effective amendment thereto has been filed, and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such Registration Statement or the related Prospectus or for additional information regarding such holders, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (v) of the happening of any event that requires the making of any changes in such Registration Statement or Prospectus so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

         (d) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction in the United States;

         (e) furnish to the holder of any Registrable Shares covered by such Registration Statement, each counsel for such holder and each managing underwriter, if any, without charge, one conformed copy of such Registration Statement, as declared effective by the SEC, and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated or deemed to be incorporated therein by reference; and deliver, without charge, such number of copies of the preliminary prospectus, any amended preliminary prospectus, each final Prospectus and any post-effective amendment or supplement thereto, as such holder may reasonably request in order to facilitate the disposition of the Registrable Shares of such holder covered by such Registration Statement in conformity with the requirements of the Securities Act;

         (f) prior to any public offering of Registrable Shares covered by such Registration Statement, use commercially reasonable efforts to register or qualify such Registrable Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the holders of such Registrable Shares shall reasonably request in writing; provided, however, that the Company shall in no event be required to qualify generally to do business as a foreign Company or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction where it has not theretofore done so or to take any action that would subject it to general service of process or taxation in any such jurisdiction where it is not then subject;

         (g) upon the occurrence of any event contemplated by Section 2.4(c)(v) above, promptly prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus or any document incorporated or deemed to be incorporated therein by reference and file any other required document so that, as thereafter delivered to the purchaser of the Registrable Shares being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

         (h) use its best efforts to cause all Registrable Shares covered by such Registration Statement to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed or quoted and, if no such securities are so listed, to be listed on a national securities exchange or the Nasdaq Stock Market;

         (i) on or before the effective date of such Registration Statement, provide the transfer agent of the Company for the Registrable Shares with printed certificates for the Registrable Shares covered by such Registration Statement, which are in a form eligible for deposit with The Depository Trust Company;

         (j) make available for inspection by any holder of Registrable Shares included in such Registration Statement, any underwriter participating in any offering pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such holder or underwriter (collectively, the "Inspectors"), all financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibilities under applicable securities laws; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspectors in writing are confidential shall not be disclosed to any Inspector unless, upon the reasonable request of the Company, such Inspector signs a confidentiality agreement reasonably satisfactory to the Company, which confidentiality agreement shall permit (i) the disclosure of such Records in such Registration Statement or the related Prospectus if necessary to avoid or correct a material misstatement in or material omission from such Registration Statement or Prospectus or (ii) the release of such Records, if such release is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; provided further, however, that (A) any decision regarding the disclosure of information pursuant to subclause (i) shall be made only after consultation with counsel for the applicable Inspectors and the Company and (B) with respect to any release of Records pursuant to subclause (ii), each holder of Registrable Shares agrees that it shall, promptly after learning that disclosure of such Records is sought in a court having jurisdiction, give notice to the Company so that the Company, at the Company's expense, may undertake appropriate action to prevent disclosure of such Records; and

         (k) if such offering is an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other appropriate and reasonable actions reasonably requested by the managing underwriters or the holders of a majority of the Registrable Shares being sold in connection therewith in order to expedite or facilitate the disposition of such Registrable Shares, and in such connection, (i) use commercially reasonable efforts to obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and counsel to the holders of a majority of the Registrable Shares being sold), addressed to each selling holder of Registrable Shares covered by such Registration Statement and each of the underwriters as to the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such counsel and underwriters, (ii) use commercially reasonable efforts to obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings, and (iii) if requested and if an underwriting agreement is entered into, provide indemnification provisions and procedures reasonably requested by such underwriters. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder. The Company may require each holder of Registrable Shares covered by a Registration Statement to furnish such information regarding such holder and such holder's intended method of disposition of such Registrable Shares as it may from time to time reasonably request in writing. If any such information is not furnished within a reasonable period of time after receipt of such request, the Company may exclude such holder's Registrable Shares from such Registration Statement. Each holder of Registrable Shares covered by a Registration Statement agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 2.4(c)(ii), 2.4(c)(iii), 2.4(c)(iv) or 2.4(c)(v) hereof, that such holder shall forthwith discontinue disposition of any Registrable Shares covered by such Registration Statement or the related Prospectus until receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.4(g) hereof, or until such holder is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any amended or supplemented Prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Prospectus (such period during which disposition is discontinued being an "Interruption Period") and, if requested by the Company, the holder shall deliver to the Company (at the expense of the Company) all copies then in its possession, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Shares at the time of receipt of such request. Each holder of Registrable Shares covered by a Registration Statement further agrees not to utilize any material other than the applicable current preliminary prospectus or Prospectus in connection with the offering and/or sale of such Registrable Shares.

         SECTION 2.5 REGISTRATION EXPENSES. Whether or not any Registration Statement is filed or becomes effective but subject to Section 2.1(f), the Company shall pay all costs, fees and expenses incident to the Company's performance of or compliance with this Agreement, including (i) all registration and filing fees, including NASD filing fees, (ii) all fees and expenses of compliance with securities or Blue Sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iii) printing expenses (including expenses of printing certificates for Registrable Shares and of printing prospectuses if the printing of prospectuses is requested by the holders or the managing underwriter, if any), (iv) messenger, telephone and delivery expenses, (v) fees and disbursements of counsel for the Company, (vi) fees and disbursements of all independent certified public accountants of the Company (including expenses of any "cold comfort" letters required in connection with this Article II) and all other persons retained by the Company in connection with such Registration Statement, (vii) in the case of a Demand Registration fees and disbursements of one counsel, other than the Company's counsel, selected by the Demanding Holders and reasonably satisfactory to holders of a majority of the Registrable Shares being registered other than the

Demanding Holders, and (viii) all other costs, fees and expenses incident to the Company's performance or compliance with this Agreement. Notwithstanding the foregoing, commissions or brokers' fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of the Registrable Shares by a Holder will be payable by such Holder and the Company will have no obligation to pay any such amounts.

         SECTION 2.6 UNDERWRITING REQUIREMENTS. (a) Subject to Section 2.6(b) hereof, the Demanding Holders shall have the right, by written notice, to require that any Demand Registration provide for an underwritten offering.

         (b) In the case of any underwritten offering pursuant to a Demand Registration, the Demanding Holders shall select the institution or institutions that shall manage or lead such offering, which institution or institutions shall be reasonably satisfactory to the Company and to holders of a majority of the Registrable Shares to be included in such offering, other than the Demanding Holders. In the case of any underwritten offering pursuant to a Piggyback Registration, the Company shall select the institution or institutions that shall manage or lead such offering. No holder of Registrable Shares shall be entitled to have its Registrable Shares registered in a Registration for an underwritten offering unless it participates in the underwritten offering and no such holder shall be entitled to participate in an underwritten offering unless and until such holder has entered into an underwriting or other agreement with such institution or institutions for such offering in such form as the Company and such institution or institutions shall determine.

         (c) Each holder of Registrable Shares participating in a Registration shall promptly supply in writing such information as the Demanding Holders, the Company or the underwriters reasonably request.

         SECTION 2.7 INDEMNIFICATION.

         (a) Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, each holder of Registrable Shares whose Registrable Shares are covered by a Registration Statement or Prospectus, the shareholders, members, partners, officers, directors and agents and employees of each of them, each Person who controls each such holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the shareholders, members, partners, officers, directors, agents and employees of each such controlling Person, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, costs (including costs of investigation, preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by or on behalf of such holder for use therein.

         (b) Indemnification by Holders. In connection with any Registration Statement in which a Holder is participating, such Holder shall indemnify and hold harmless, to the full extent permitted by law, the Company, the other Holders, and their respective shareholders, members, partners, directors, officers, agents and employees, each Person who controls the Company or any such other Holder (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the shareholders, members, partners, directors, officers, agents or employees of such controlling Persons, from and against any and all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or the related Prospectus or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon any information furnished in writing by or on behalf of such Holder to the Company for use in such Registration Statement or Prospectus. Each Holder's indemnity obligations under this Section
2.7 shall be limited to the total sales proceeds (net of all underwriting discounts and commissions) actually received by such Holder in connection with the applicable offering.

         (c) Conduct of Indemnification Proceedings. If any Person shall be entitled to indemnity hereunder (an "indemnified party"), such indemnified party shall give prompt notice to the party from which such indemnity is sought (the "indemnifying party") of any claim or of the commencement of any proceeding with respect to which such indemnified party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the indemnifying party's expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that (i) an indemnified party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (1) the indemnifying party agrees to pay such fees and expenses; (2) the indemnifying party fails promptly to assume the defense of such claim or proceeding; or (3) the named parties to any proceeding (including impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that a conflict of interest is likely to exist between such indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) the indemnifying party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the indemnifying party, such indemnified party shall not be subject to any liability for any settlement made without its consent. The indemnifying party shall not consent to entry of any judgment or enter into any settlement unless (i) there is no finding or admission of any violation of any rights of any Person and no effect on any other claims that may be made against the indemnified party, (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party and (iii) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

         (d) Contribution. If the indemnification provided for in this Section
2.7 is unavailable to an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.7(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this Section 2.7(d), an indemnifying party that is a Holder shall not be required to contribute any amount which is in excess of the amount by which the total proceeds (net of all underwriting discounts and commissions and, if applicable, exercise prices) received by such Holder from the sale of the Registrable Shares sold by such Holder in the applicable offering exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

         SECTION 2.8 GRANT OF ADDITIONAL REGISTRATION RIGHTS. The Company shall not, at any time after the effective date of this Agreement, without the consent of holders of a majority of the then outstanding Registrable Shares, grant to any other Person any demand registration rights or any piggyback registration rights which are inconsistent with the registration rights granted pursuant to this Agreement.

                                   ARTICLE III
                               GENERAL PROVISIONS

         SECTION 3.1 TERMINATION. This Agreement and the obligations of the Company and the Holders hereunder (other than Section 2.7) shall terminate on the first date on which no Registrable Shares remain outstanding.

         SECTION 3.2 SEVERABILITY. The parties agree that (a) the provisions of this Agreement shall be severable in the event that any of the provisions hereof is held by a court of competent jurisdiction to be invalid, void or otherwise unenforceable, (b) such invalid, void or otherwise unenforceable provisions shall be automatically replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable and (c) the remaining provisions shall remain enforceable to the fullest extent permitted by law.

         SECTION 3.3 GOVERNING LAW; JURISDICTION. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

         (b) Each party hereto:

                  (i) consents to submit itself to the personal jurisdiction of
(x) the United States District Court for the District of Delaware in the event any dispute arises out of this Stock Option Agreement or any of the transactions contemplated by this Agreement to the extent such court would have subject matter jurisdiction with respect to such dispute and (y) the Chancery or other Courts of the State of Delaware otherwise;

                  (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court;

                  (iii) agrees that it will not bring any action relating to this Stock Option Agreement or any of the transactions contemplated by this Agreement in any court other than such courts;

                  (iv) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to a party at its address set forth in Section 3.5 or at such other address of which a party shall have been notified pursuant thereto; and

                  (v) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction.

         SECTION 3.4 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the Company and each Holder; this Agreement does not create, and shall not be construed as creating, any rights enforceable by any other Person.

         SECTION 3.5 NOTICES. All notices and communications to be given or otherwise made to any party to this Agreement shall be in writing and addressed as follows:

                  (a)      If to the Company:

                           Celestica Inc.
                           844 Don Mills Road
                           North York, Ontario
                           Canada M3C 1V7
                           Attention: General Counsel

                           with a copy to:

                           Kaye, Scholer, Fierman, Hays & Handler, LLP
                           425 Park Avenue
                           New York, New York 10022
                           Attention: Joel I. Greenberg and Lynn Toby Fisher

                  (b) If to any Holder, to such Holder's address as it appears on the stock books or warrant register of the Company;

                  (c) or to such other address as may be designated in a notice given pursuant to the terms of this Section 3.5 to the addressor. All such notices and communications shall be deemed to have been received: (i) in the case of personal delivery, when delivered; (ii) if delivered by registered or certified mail, postage prepaid and return receipt requested, on the third business day following such mailing; (iii) if delivered by a nationally recognized private courier service providing documented overnight delivery, with overnight delivery specified, on the next business day after delivery to such courier service; and
(iv) in all other cases, upon actual receipt.

         SECTION 3.6 ENTIRE AGREEMENT; AMENDMENT. This Agreement contains the entire agreement among the parties hereto with respect to the matters contemplated herein, supersedes all prior written agreements and negotiations and oral understandings, if any, and, except as otherwise provided herein, may not be amended, supplemented or discharged except by an instrument in writing signed by the Company and the holders of at least a majority of the then outstanding Registrable Shares. Notwithstanding the foregoing, this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions thereof may not be given, (i) in a manner which adversely affects the rights of the StockholderOne Holders, unless the Company has obtained the written consent of a Majority-in-Interest of the StockholderOne Holders or (ii) in a manner which adversely affects the rights of the StockholderTwo Holders, unless the Company has obtained the written consent of a Majority-in-Interest of the StockholderTwo Holders.

         SECTION 3.7 WAIVER. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of that provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. Any waiver must be evidenced by a writing signed by the party against whom the waiver is sought to be enforced.

         SECTION 3.8 INTERPRETATION. Section headings and captions herein are inserted for convenience only and shall not define, limit, extend or describe the scope of this Agreement or affect the construction hereof. References to Sections are, unless otherwise specified, references to Sections of this Agreement. The language of this Agreement shall be deemed to be the language jointly chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied or enforced against any party hereto.

         SECTION 3.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to each of the other parties hereto.


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         IN WITNESS WHEREOF, the parties hereto have duly executed this
Agreement on the day and year first above written.

                                     Celestica Inc.

                                     By: _______________________________________
                                             Name:
                                             Title:

                                     Prudential Private Equity Investors III, LP

                                     By: _______________________________________
                                             Name:
                                             Title:

                                     Oak Investment Partners VI, L.P.

                                     By: _______________________________________
                                             Name:
                                             Title:

                                     Oak VI Affiliates Fund, L.P.

                                     By: _______________________________________
                                             Name:
                                             Title:


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